      Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

               SELECT 5 INDUSTRIAL PORTFOLIO 99-4

               Investment Company Act No. 811-5065

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


      A.  Exact name of Trust:

          MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
          SELECT 5 INDUSTRIAL PORTFOLIO 99-4

      B.  Name of Depositor:

          DEAN WITTER REYNOLDS INC.

      C.  Complete address of Depositor's principal executive office:

          DEAN WITTER REYNOLDS INC.
          Two World Trade Center
          New York, New York  10048

      D.  Name and complete address of agents for service

          MR. MICHAEL D. BROWNE
          DEAN WITTER REYNOLDS INC.
          Unit Trust Department
          Two World Trade Center - 59th Floor
          New York, New York  10048

          Copy to:

          KENNETH W. ORCE, ESQ.
          CAHILL GORDON & REINDEL
          80 Pine Street
          New York, New York  10005

      E.  Total and amount of securities being registered:

          An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

      F. Proposed maximum offering price to the public of the secu-rities being registered:

          Indefinite

      G.  Amount of filing fee:

          N/A

      H.  Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
          REGISTRATION STATEMENT.

          The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
               SELECT 5 INDUSTRIAL PORTFOLIO 99-4

                      Cross Reference Sheet

             Pursuant to Rule 404(c) of Regulation C
                under the Securities Act of 1933

          (Form N-8B-2 Items required by Instruction 1
                  as to Prospectus on Form S-6)


 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      I.  ORGANIZATION AND GENERAL INFORMATION

 1.   (a)  Name of Trust                )  Front Cover
      (b)  Title of securities issued   )

 2.   Name and address of Depositor     )  Table of Contents

 3.   Name and address of Trustee       )  Table of Contents

 4.   Name and address of principal     )  Table of Contents
      Underwriter                       )

 5.   Organization of Trust             )  Introduction

 6.   Execution and termination of      )  Introduction; Amendment
      Indenture                         )  and Termination of the
                                        )  Indenture

 7.   Changes of name                   )  Included in Form
                                           N-8B-2

 8.   Fiscal Year                       )  Included in Form
                                           N-8B-2

 9.   Litigation                        )  *

      II.  GENERAL DESCRIPTION OF THE TRUST
           AND SECURITIES OF THE TRUST




 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 10.  General Information regarding     )
      Trust's Securities and Rights     )
      of Holders                        )

      (a)  Type of Securities           )  Rights of Unit Holders
           (Registered or Bearer)       )

      (b)  Type of Securities           )  Administration of the
           (Cumulative or Distribu-     )  Trust - Distribution
           tive)                        )

      (c)  Rights of Holders as to      )  Redemption; Public Of-
           withdrawal or redemption     )  fering of Units -
                                        )  Secondary Market

      (d)  Rights of Holders as to      )  Public Offering of Units
           conversion, transfer, par-   )  - Secondary Market; Ex-
           tial redemption and simi-    )  change Option; Redemp-
           lar matters                  )  tion; Rights of Unit
                                        )  Holders -Certificates
                                        )

      (e)  Lapses or defaults with      )  *
           respect to periodic pay-     )
           ment plan certificates       )

      (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
           rities under the Indenture   )  Certain Limitations;
                                        )  Amendment and Termina-
                                        )  tion of the Indenture

      (g)  Notice to Holders as to      )
           change in:                   )

           (1)  Composition of assets   ) Administration of the
                of Trust                ) Trust - Reports to Unit
                                        ) Holders; The Trust - Sum-
                                        ) mary Description of the
                                        ) Portfolios
           (2)  Terms and Conditions    )  Amendment and Termina-
                of Trust's Securities   )  tion of the Indenture
           (3)  Provisions of Inden-    )  Amendment and Termina-
                ture                    )  tion of the Indenture

 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

           (4)  Identity of Depositor   )  Sponsor; Trustee
                and Trustee             )

      (h)  Security Holders Consent     )
           required to change:          )

           (1)  Composition of assets   )  Amendment and Termina-
                of Trust                )  tion of the Indenture
           (2)  Terms and conditions    )  Amendment and Termina-
                of Trust's Securities   )  tion of the Indenture
           (3)  Provisions of Inden-    )  Amendment and Termina-
                ture                    )  tion of the Indenture
           (4)  Identity of Depositor   )  *
                and Trustee             )

      (i)  Other principal features     )  Cover of Prospectus; Tax
           of the Trust's Securities    )  Status

 11.  Type of securities comprising     )  The Trust - Summary De-
      units                             )  scription of the Portfo-
                                        )  lios; Objectives and Se-
                                        )  curities Selection; The
                                        )  Trust - Special Consid-
                                        )  erations

 12.  Type of securities comprising     )  *
      periodic payment certificates     )

 13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                        )  formation; Public Offer-
                                        )  ing of Units - Public
                                        )  Offering Price; - Profit
                                        )  of Sponsor;- Volume Dis-
                                        )  count; Expenses and
                                        )  Charges

      (b)  Certain information re-      )  *
           garding periodic payment     )
           certificates                 )





 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      (c)  Certain percentages          )  Summary of Essential In-
                                        )  formation; Public Offer-
                                        )  ing of Units
                                        )  - Public Offering Price;
                                        )  - Profit of Sponsor; -
                                        )  Volume Discount
                                        )

      (d)  Price differentials          )  Public Offering of Units
                                        )  - Public Offering Price
                                        )
                                        )

      (e)  Certain other loads, fees,   )  Rights of Unit Holders -
           expenses, etc. payable by    )  Certificates
           holders                      )

      (f)  Certain profits receivable   )  Redemption - Purchase by
           by depositor, principal      )  the Sponsors of Units
           underwriters, trustee or     )  Tendered for Redemption
           affiliated persons           )

      (g)  Ratio of annual charges to   )  *
           income                       )

 14.  Issuance of trust's securities    )  Introduction; Rights of
                                        )  Unit Holders - Certifi-
                                        )  cates

 15.  Receipt and handling of pay-      )  Public Offering of Units
      ments from purchasers             )  - Profit of Sponsor
                                        )

 16.  Acquisition and disposition of    )  Introduction; Amendment
      underlying securities             )  and Termination of the
                                        )  Indenture; Objectives
                                        )  and Securities Selec-
                                        )  tion; The Trust - Sum-
                                        )  mary Description of the
                                        )  Portfolio; Sponsor - Re-
                                        )  sponsibility
                                        )


 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 17.  Withdrawal or redemption          )  Redemption; Public Of-
                                        )  fering of Units - Secon-
                                        )  dary Market

 18.  (a)  Receipt and disposition of   )  Administration of the
           income                       )  Trust; Reinvestment Pro-
                                        )  grams

      (b)  Reinvestment of distribu-    )  Reinvestment Programs
           tions                        )

      (c)  Reserves or special fund     )  Administration of the
                                        )  Trust - Distribution

      (d)  Schedule of distribution     )  *

 19.  Records, accounts and report      )  Administration of the
                                        )  Trust - Records and Ac-
                                        )  counts; - Reports to
                                        )  Unit Holders

 20.  Certain miscellaneous provi-      )  Amendment and Termina-
      sions of the trust agreement      )  tion of the Indenture;
                                        )  Sponsor - Limitation on
                                        )  Liability - Resignation;
                                        )  Trustee - Limitation on
                                        )  Liability - Resignation
                                        )

 21.  Loans to security holders         )  *

 22.  Limitations on liability of de-   )  Sponsor, Trustee;
      positor, trustee, custodian,      )  Evaluator - Limitation
      etc.                              )  on Liability

 23.  Bonding arrangements              )  Included on Form
                                           N-8B-2

 24.  Other material provisions of      )  *
      the trust agreement               )

      III.  ORGANIZATION PERSONNEL AND
           AFFILIATED PERSONS OF DEPOSITOR

 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 25.  Organization of Depositor         )  Sponsor

 26.  Fees received by Depositor        )  Expenses and Charges -
                                        )  fees; Public Offering of
                                        )  Units - Profit of Spon-
                                        )  sor

 27.  Business of Depositor             )  Sponsor and Included in
                                        )  Form N-8B-2

 28.  Certain information as to offi-   )  Included in Form
      cials and affiliated persons of   )  N-8B-2
      Depositor                         )

 29.  Voting securities of Depositor    )  Included in Form
                                        )  N-8B-2

 30.  Persons controlling Depositor     )  *

 31.  Compensation of Officers and      )  *
      Directors of Depositor            )

 32.  Compensation of Directors of      )  *
      Depositor                         )

 33.  Compensation of employees of      )  *
      Depositor                         )

 34.  Remuneration of other persons     )  *
      for certain services rendered     )
      to trust                          )

      IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

 35.  Distribution of trust's securi-   )  Public Offering of Units
      ties by states                    )  - Public Distribution
                                        )

 36.  Suspension of sales of trust's    )  *
      securities                        )

 37.  Revocation of authority to dis-   )  *
      tribute                           )

 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 38.  (a)  Method of distribution       )  Public Offering of Units
      (b)  Underwriting agreements      )
      (c)  Selling agreements           )

 39.  (a)  Organization of principal    )  Sponsor
           underwriter                  )
      (b)  N.A.S.D. membership of       )
           principal underwriter        )

 40.  Certain fees received by prin-    )  Public Offering of Units
      cipal underwriter                 )  - Profit of Sponsor
                                        )

 41.  (a)  Business of principal un-    )  Sponsor
           derwriter                    )
      (b)  Branch offices of princi-    )  *
           pal underwriter              )
      (c)  Salesman of principal un-    )  *
           derwriter                    )

 42.  Ownership of trust's securities   )  *
      by certain persons                )

 43.  Certain brokerage commissions     )  *
      received by principal under-      )
      writer                            )

 44.  (a)  Method of valuation          )  Public Offering of Units
      (b)  Schedule as to offering      )  *
           price                        )
      (c)  Variation in offering        )  Public Offering of Units
           price to certain persons     )  - Volume Discount; Ex-
                                        )  change Option

 45.  Suspension of redemption rights   )  *

 46.  (a)  Redemption valuation         )  Public Offering of
                                        )  Units- Secondary Market;
                                        )  Redemption
      (b)  Schedule as to redemption    )  *
           price                        )



 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

 47.  Maintenance of position in un-    )  See items 10(d), 44 and
      derlying securities               )
  46

      V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

 48.  Organization and regulation of    )  Trustee
      Trustee                           )

 49.  Fees and expenses of Trustee      )  Expenses and Charges

 50.  Trustee's lien                    )  Expenses and Charges

      VI.  INFORMATION CONCERNING INSURANCE
           OF HOLDERS OF SECURITIES

 51.  (a)  Name and address of Insur-   )  *
           ance Company                 )
      (b)  Type of policies             )  *
      (c)  Type of risks insured and    )  *
           excluded                     )
      (d)  Coverage of policies         )  *
      (e)  Beneficiaries of policies    )  *
      (f)  Terms and manner of can-     )  *
           cellation                    )
      (g)  Method of determining pre-   )  *
           miums                        )
      (h)  Amount of aggregate premi-   )  *
           ums paid                     )
      (i)  Persons receiving any part   )  *
           of premiums                  )

      (j)  Other material provisions    )  *
           of the Trust relating to     )
           insurance                    )

      VII.  POLICY OF REGISTRANT

 52.  (a)  Method of selecting and      )  Introduction; Objectives
           eliminating securities       )  and Securities Selec-
           from the Trust               )  tion; The Trust - Sum-
                                        )  mary Description of the
                                        )  Portfolio; Sponsor - Re-
                                        )  sponsibility


 _________________________

 *    Not applicable, answer negative or not required.

 Form N-8B-2                               Form S-6
 Item Number                               Heading in Prospectus

      (b)  Elimination of securities    )  *
           from the Trust               )
      (c)  Substitution and elimina-    )  Introduction; Objectives
           tion of securities from      )  and Securities Selection;
           the Trust                    )  Sponsor - Responsibility
      (d)  Description of any funda-    )  *
           mental policy of the Trust   )

 53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                        )  Status

      VIII.  FINANCIAL AND STATISTICAL INFORMATION

 54.  Information regarding the         )  *
      Trust's past ten fiscal years     )

 55.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 56.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 57.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 58.  Certain information regarding     )  *
      periodic payment plan certifi-    )
      cates                             )

 59.  Financial statements              )  Statement of Financial
      (Instruction 1(c) to Form S-6)    )  Condition

 _________________________

 *    Not applicable, answer negative or not required.

               SUBJECT TO COMPLETION JUNE 3, 1999



         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
               SELECT 5 INDUSTRIAL PORTFOLIO 99-4
                    A "UNIT INVESTMENT TRUST"



           The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 99-3 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 99-4. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being in-cluded for informational purposes only.

           Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

           OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

           INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE

 UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE
 SECURITIES LAWS OF ANY SUCH STATE.

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
               SELECT 5 INDUSTRIAL PORTFOLIO 99-3

           This prospectus dated May 3, 1999, File No. 333-
 76087, is hereby incorporated by reference herein.

        PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

               CONTENTS OF REGISTRATION STATEMENT

      This registration statement on Form S-6 comprises the follow-ing documents:

      The facing sheet.

      The Cross Reference Sheet.

      The Prospectus.

      The signatures.

      Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 99-4. This prior final prospectus is incorporated herein by reference.

      Morgan Stanley Dean Witter Select Equity Trust,
      Select 5 Industrial Portfolio 99-3
      (Registration No. 333-76087)


      Written consents of the following persons:

           .  Cahill Gordon & Reindel (included in Exhibit 5)

           .  Deloitte & Touche LLP


                The following Exhibits:

****EX-3(i)     Certificate of Incorporation of Dean Witter Rey-
                nolds Inc.

****EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

   *EX-4.1      Trust Indenture and Agreement, dated January 22,
                1991.

   *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                1997.

  **EX-4.2      Draft of Reference Trust Agreement.

 ***EX-4.3      Amendment dated July 18, 1995 to Trust Indenture
                and Agreement dated January 22, 1991.

  *****EX-5     Opinion of counsel as to the legality of the securities
                being registered.

  *****EX-23.1  Consent of Independent Auditors.

  *****EX-23.2  Consent of Cahill Gordon & Reindel (included in
                Exhibit 5).

 ******EX-24    Powers of Attorney executed by a majority of the
                Board of Directors of Dean Witter Reynolds Inc.

       EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by refer-ence to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchanges Act of 1934 (1934 Act File No. 8-14172).





        ___________________________

        * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Ex-change Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfo-lio 98-1, Registration No. 333-41783.

        **     Filed herewith.

        ***    The Amendment dated July 18, 1995 to the Trust Indenture and
   Agreement is incorporated by reference to exhibit of same desig-nation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Eq-uity Trust, Select 5 Industrial Portfolio 95-3, Registration
   No. 33-60121.

        ****   Incorporated by reference to exhibit of same designation
   filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, In-sured Long Term Series 33 and Long Term Municipal Portfolio Se-ries 106, Registration numbers 33-38086 and 33-37629, respec-tively.

        *****  To be filed by amendment.

        ****** Previously Filed.

                          SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Select 5 Industrial Portfolio 99-4, has duly caused this Registration Statement to be signed on its behalf by the under-signed, thereunto duly authorized, all in the City of New York and State of New York on the 3rd day of June, 1999.

                                 MORGAN STANLEY DEAN WITTER
                                 SELECT EQUITY TRUST, SELECT 5
                                 INDUSTRIAL PORTFOLIO 99-4
                                 (Registrant)

                            By:  Dean Witter Reynolds Inc.
                                 (Depositor)

                                 /s/Michael Browne
                                 Michael Browne
                                 Authorized Signatory

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who con-stitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 3rd day of June, 1999.

                                 DEAN WITTER REYNOLDS INC.


Name                          Office
Philip J. Purcell             Chairman & Chief )
                              Executive Officer)
                              and Director***  )
Richard M. DeMartini          Director***
Robert J. Dwyer               Director***
Christine A. Edwards          Director***
James F. Higgins              Director***
Mitchell M. Merin             Director*
Stephen R. Miller             Director***
Richard F. Powers III         Director*
Thomas C. Schneider           Director**
William B. Smith              Director**


                                 By: /s/Michael Browne

                                     Michael Browne
                                     Attorney-in-fact*, **, ***
          _____________________

          * Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form
   S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

          **   Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial
   Portfolio 96-4, File No. 333-10499.

          *** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File
   No. 33-56389.

                        Exhibit Index
                              To
                           Form S-6
                    Registration Statement
               Under the Securities Act of 1933

Exhibit No.                          Document

 ****EX-3(i)            Certificate of Incorporation
                        of Dean Witter Reynolds Inc.

 ****EX-3(ii)           By-Laws of Dean Witter Rey-
                        nolds Inc.

    *EX-4.1             Trust Indenture and Agree-
                        ment, dated January 22, 1991

    *EX-4.15            Amendment to Exhiibt 4.1
                        dated December 30, 1997.

   **EX-4.2             Draft of Reference Trust
                        Agreement.

  ***EX-4.3             Amendment dated July 18,
                        1995 to Trust Indenture and
                        Agreement dated January 22,
                        1991.

*****EX-5               Opinion of counsel as to the
                        legality of the securities
                        being registered.

*****EX-23.1            Consent of Independent Audi-
                        tors.

*****EX-23.2            Consent of Cahill Gordon &
                        Reindel (included in Ex-
                        hibit 5).

******EX-24             Powers of Attorney executed
                        by a majority of the Board
                        of Directors of Dean Witter
                        Reynolds Inc.

     EX-99              Information as to Officers
                        and Directors of Dean Witter
                        Reynolds Inc. is incorpo-
                        rated by reference to Sched-
                        ule A and D of Form BD filed
                        by Dean Witter Reynolds Inc.
                        pursuant to Rules 15b1-1 and
                        15b3-1 under the Securities
                        Exchange Act of 1934 (1934
                        Act File No. 8-14172).
          ___________________________

          * The Trust Indenture and Agreement is incorporated by ref-erence to exhibit of same designation filed with the Secu-rities and Exchange Commission as an exhibit to the Regis-tration Statement of Sears Equity Investment Trust, Se-lected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Se-lect Equity Trust, Select 5 Industrial Portfolio 98-1,
     Registration No. 333-41783.

          **     Filed herewith.

          ***    The Amendment dated July 18, 1995 to the Trust Indenture
     and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange
     Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Port-folio 95-3, Registration No. 33-60121.

          ****   Incorporated by reference to exhibit of same designation
     filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt
     Investment Trust, Insured Long Term Series 33 and Long
     Term Municipal Portfolio Series 106, Registration Nos. 33-
     38086 and 33-37629, respectively.

          *****  To be filed by amendment.

          ****** Previously Filed.